Exhibit 99.1

ICON Reports First Quarter 2018 Results

Highlights

  Excluding the impact of ASC 606, net business wins in the quarter were $590 million; a book to bill of 1.28.
  Excluding the impact of ASC 606, closing backlog of $5,053 million, an increase of 17.2% year on year.
  Quarter 1 reported revenue of $620.1 million. Excluding the impact of ASC 606, quarter 1 revenue was $462.6 million, representing a 7.1% increase year on year.
  Reported income from operations was $91.7 million, or 14.8% of revenue. Excluding the impact of ASC 606 income from operations was $92.8 million or 20.1% of revenue.
  Reported earnings per share of $1.42. Excluding the impact of ASC 606, earnings per share of $1.44, an 11.6% increase year on year.
  Earnings guidance increased by $0.02 to reflect quarter 1 share repurchases to $5.91 - $6.11. Revenue guidance reconfirmed in the range of $2,520 - $2,640 million.

DUBLIN--(BUSINESS WIRE)--May 2, 2018--ICON plc (NASDAQ: ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the first quarter ended March 31, 2018.

CEO Dr. Steve Cutler commented, “I am very pleased with the solid start we have made to 2018. The strong market demand for all CRO services seen throughout 2017 has continued into this year. During the first quarter we were awarded net business wins of $590 million, a book to bill of 1.28. Revenue grew by over 7% year on year and, along with the continued leverage of our best in industry support departments, we delivered further value to our shareholders with earnings per share increasing by 11.6% to $1.44. During the quarter we completed a further $38 million of our share repurchase program and as a result we are increasing our earnings guidance by $0.02 to $5.91 - $6.11, and reconfirming our revenue in the range of $2,520 - $2,640 million.”

First Quarter 2018 Results

Excluding the impact of ASC 606, gross business wins in the first quarter were $703 million and cancellations were $113 million. This resulted in net business wins of $590 million, a book to bill of 1.28.

Reported revenue for quarter 1 was $620.1 million. Excluding the impact of ASC 606, quarter 1 revenue increased to $462.6 million from $432.0 million in the same quarter last year, an increase of 7.1%.

Income from operations in the quarter was $91.7 million or 14.8% of revenue. Excluding the impact of ASC 606, income from operations increased by 8.3% to $92.8 million, or 20.1% of revenue, compared to $85.7 million or 19.8% for the same quarter last year.

Reported net income for the quarter was $78.1 million or 12.6% of revenue. Excluding the impact of ASC 606, net income increased by 10.7% to $79.0 million, compared with $71.4 million in the same quarter last year.

Reported earnings per share on a diluted basis was $1.42. Excluding the impact of ASC 606, diluted earnings per share in the quarter increased by 11.6% to $1.44, compared to $1.29 per share for the same quarter last year.

We continued our share repurchase program in the quarter, buying $38.2 million worth of stock at an average price of $110.71 per share.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 51 days at March 31, 2018, compared with 49 days at the end of December 2017 and 47 days at the end of March 2017.

Cash generated from operating activities for the quarter was $40.5 million. Capital expenditure for the quarter was $8.3 million. As a result, at March 31, 2018, the company had net cash of $4.6 million, compared to net cash of $11.6 million at December 31, 2017 and net debt of $29.6 million at the end of March 2017.

The new revenue recognition standard (ASU No. 2014-09) ‘Revenue from Contracts with Customers’) is effective for ICON plc from January 1, 2018. ICON has elected to adopt the new standard under the cumulative effect transition method. Under this transition method, the new standard is applied from January 1, 2018 without restatement of comparative period amounts. The cumulative effect of initially applying the new standard is reflected as an adjustment to opening equity at the date of application. Results for the three months ended March 2017 are therefore presented under the previous revenue recognition accounting principles.

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its first quarter conference call tomorrow, May 3, 2018 at 09:00 EDT [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 98 locations in 38 countries and has approximately 13,380 employees. Further information is available at www.iconplc.com.

Source: ICON plc

ICON/ICLR-F

ICON plc
Condensed Consolidated Statements of Operations
Three Months ended March 31, 2018 and March 31, 2017
(Dollars, in thousands, except share and per share data)
(Unaudited)

	Three Months Ended
	March 31,	March 31,
	2018	2017
Revenue:
Revenue	620,125	578,066
Reimbursable expenses	-	(146,112)

		431,954

Costs and expenses:
Direct costs
- Reimbursable expenses	(158,753)	-
- Other direct costs	(271,839)	(250,459)
Selling, general and administrative expense	(80,915)	(81,389)
Depreciation and amortization	(16,898)	(14,448)

Total costs and expenses	(528,405)	(346,296)

Income from operations	91,720	85,658

Net interest expense	(2,972)	(2,624)

Income before provision for income taxes	88,748	83,034

Provision for income taxes	(10,650)	(11,625)

Net income	78,098	71,409

Net income per Ordinary Share:

Basic	$1.45	$1.31

Diluted	$1.42	$1.29

Weighted average number of Ordinary Shares outstanding:

Basic	53,925,560	54,372,931

Diluted	54,985,790	55,371,826

ICON plc
Impact of the adoption of ASC 606 on revenue
Three Months ended March 31, 2018 and March 31, 2017
(Dollars, in thousands)
(Unaudited)

	Three Months Ended March 31, 2018			Three Months, Ended March 31, 2017
	As Reported	ASC 606 Adjustments	Balances without adoption of ASC 606	As Reported
Revenue:
Revenue	620,125	1,231	621,356	578,066
Reimbursable expenses		(158,753)	(158,753)	(146,112)
	620,125	(157,522)	462,603	431,954

ICON plc
Summary Balance Sheet Data
March 31, 2018 and December 31, 2017
(Dollars, in thousands)

	March 31,	December 31,
	2018	2017
	(Unaudited)	(Audited)

Cash and short-term investments	353,542	360,448
Debt	(348,980)	(348,888)
Net (debt)/cash	4,562	11,560

Accounts receivable	393,940	379,501
Unbilled revenue	292,688	268,509
Payments on account	(332,353)	(298,992)
Total	354,275	349,018

Working Capital	535,340	534,960

Total Assets	2,219,445	2,146,618

Shareholder's Equity	1,204,995	1,191,000

ICON plc

CONTACT:
ICON
Investor Relations
1-888-381-7923
or
Brendan Brennan
Chief Financial Officer
+ 353 –1-291-2000
or
Jonathan Curtain
Vice President Corporate Finance and Investor Relations
+1 215 616 3000
http://www.iconplc.com